

15047705

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
MAR 0 2 2015

SEC FILE NUMBER
8- 24152

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/14___ AND ENDING ___12/31/14___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Judge & Associates, Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

495 Bell Drive
                              (No. and Street)

Des Plaines   Illinois   60016
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alice J. Judge   (847) 204-8296
                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bradford R. Dooley & Associates
                  (Name – if individual, state last, first, middle name)

209 W. Jackson Blvd, Ste 404, Chicago   Illinois   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

PB
3|14|15

OATH OR AFFIRMATION

I, **Alice J. Judge**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Judge & Associates, Inc.** as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____ None _____

_____
Signature

_____
President
Title

Sworn and subscribed to me on the

___23___ day of ___Febuary___ , 2015

_____
Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

JUDGE & ASSOCIATES, INC.
FINANCIAL STATEMENTS

DECEMBER 31, 2014

(FILED PURSUANT TO RULE 17a-5(d) UNDER
THE SECURITIES EXCHANGE ACT OF 1934)

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Judge & Associates, Inc.

We have audited the accompanying financial statements of Judge & Associates, Inc. (an Illinois corporation), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Judge & Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Judge & Associates, Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of Judge & Associates, Inc.'s financial statements. The supplemental information is the responsibility of Judge & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2015

ASSETS

Cash	$ 10,350
Total assets	$ 10,350

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	$ -0-
Stockholder's Equity	
Common stock, $1 par value; 1,000 shares authorized, issued and outstanding	$ 1,000
Paid-in capital	9,350
Retained earnings	-0-
Total stockholder's equity	10,350
Total liabilities and stockholder's equity	$ 10,350

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2014

Revenue

Commissions and fees	$ 20,033
Total revenue	20,033

Expenses

Commission and management fees	16,601
Dues, fees and assessments	3,061
Telephone	371
Total expenses	20,033
Net income	$ -0-

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, beginning of year	$ 1,000	$ 9,350	$ -0-	$ 10,350
Net income for the year	-0-	-0-	-0-	-0-
Balance, end of year	$ 1,000	$ 9,350	$ -0-	$ 10,350

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

Cash Provided by Operating Activities

Net income $ -0-

Net cash from (to) operating $ -0-
activities

Net increase (decrease) in cash   -0-

Cash at beginning of year   10,350

Cash at end of year $ 10,350

Supplemental Information:

The following cash amounts were paid during
the year ending December 31, 2014 for:

Interest expense $ -0-
Income taxes $ -0-

The accompanying notes to the financial statements are an integral part of this statement.

(1)   **Organization and Nature of Business**

The Company was incorporated in Illinois on August 28, 1979.

The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. The Company is engaged in the sale of mutual funds.

(2)   **Summary of Significant Accounting Policies**

Use of Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Recognition
Securities transactions and related revenue and expenses are recorded on the settlement date.

Securities Owned
Securities are valued at quoted market value. The resulting difference between cost and market value is included in income.

Cash Flows
The Company's policy is to include cash on hand and amounts due from banks in the reporting of cash flows.

(3)   **Affiliated Companies**

The Company shares office space and employees with an affiliated company. The Company pays substantially all of its income after sales commission to the affiliated company.

During the year ended December 31, 2014, the Company paid $16,601 to the affiliated Company for management services.

(4)   **Net Capital Requirements**

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2014, the Company had net capital and net capital requirements of $10,350 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(5) Additional Paid In Capital

During the year ended December 31, 2000, pursuant to a resolution of the Board of Directors, the Company shareholder contributed $3,317 of additional paid in capital to the Company.

(6) Accounting For Uncertainty In Income Taxes

The company recognizes and measures its unrecognized tax benefits in accordance with the provisions of Accounting Standards Codification, *Income Taxes* (ASC 740). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that is has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

The Company's earliest tax return subject to examination is the year ended December 31, 2011.

(7) Exemption From SEC Rule 15c3-3

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC Rule 15c3-3.

(8) Subsequent Events

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through February 23, 2015 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTARY SCHEDULES

Judge & Associates, Inc.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2014

Computation of net capital

Total member's equity			$	10,350
Deduct member's equity not allowable for Net Capital				-
Total member's equity qualified for net capital				10,350

Deductions and /or charges:
Nonallowable assets:

Other	$	0		
Furniture and equipment		0		0
Net capital before haircuts on securities positions				10,350

Haircuts on securities:
Trading and investment securities:

Other securities	$	-		-
Net capital			$	10,350

Computation of basic capital requirement

Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)			5,000
Net capital in excess of net capital requirement		$	5,350

Computation of aggregate indebtedness

Aggregate indebtedness		$	0
Ratio of aggregate indebtedness to net capital		%	0

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2014.

See Auditor's Report.



Judge & Associates, Inc.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

Judge & Associates, Inc.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2014

The Company did not handle any customer cash or securities during the year ended December 31, 2014 and does not have any customer accounts.

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2014.

See Auditor's Report.

JUDGE & ASSOCIATES, INC.
REVIEW OF EXEMPTION REPORT

DECEMBER 31, 2014

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

TELEPHONE
(312) 939-0477
FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
of Judge & Associates, Inc.

We have reviewed management's statements, included in the accompanying exemption report of Judge & Associates, Inc. (the "Company"), in which (1) the Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Bradford R. Dooley & Associates

Chicago, Illinois
February 23, 2015

Judge & Associates, Inc.
Exemption Report

Judge & Associates (the company) is a registered broker-dealer subject to Rule 17a5 promulgated by the Securities & Exchange Commission (17 C.F.R. § 240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5 (d) (1) and (4). To the best of its knowledge and belief, the company states the following:

1. The company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

2. The company ~~had~~ met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

Judge & Associates, Inc.

I, Alice J. Judge, swear (or affirm) that to the best of my knowledge and belief, this Exemption Report is true & correct.

Alice J. Judge

Alice J. Judge
President
2/23/15